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Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
(a joint stock limited company incorporated in the People's Republic of China) (Stock Code: 525)

A SHARE ISSUE

This announcement is made by the Company pursuant to Rule 13.09 of the Listing Rules in relation to the articles published in today's newspapers in respect of the A Share Issue.

The Board confirms that CSRC has published on its website that the A Share Issue has been approved by CSRC on 4 December 2006. However, the Company has not received the formal written approval from CSRC while the pricing and other terms of the A Share Issue have not yet been finalised. The Company will issue a further announcement regarding the A Share Issue, together with the Final A Share Prospectus, once it has received the formal written approval from CSRC.

A SHARE ISSUE

This announcement is made by the Company pursuant to Rule 13.09 of the Listing Rules in relation to the articles published in today's newspapers in respect of the A Share Issue.

The Board confirms that CSRC has published on its website that the A Share Issue has been approved by CSRC on 4 December 2006. However, the Company has not received the formal written approval from CSRC while the pricing and other terms of the A Share Issue have not yet been finalised. The Company will issue a further announcement regarding the A Share Issue, together with the Final A Share Prospectus, once it has received the formal written approval from CSRC.

Definitions

"A Share(s)" the domestic invested share(s) of the Company with a nominal value of RMB1.00 each proposed to be issued to institutional and public investors in the PRC by the Company

"A Share Issue" the proposed issue and allotment of not more than 2,750,000,000 A Shares to institutional and public investors in the PRC by the Company, in which such A Shares are proposed to be listed on the Shanghai Stock Exchange

"ADSs" American depositary shares, each representing 50 H Shares

"Board" the board of directors of the Company
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"Company" Guangshen Railway Company Limited, a joint stock limited company incorporated in the PRC on 6 March 1996, the H Shares and the ADSs of which are listed on the HKSE and the New York Stock Exchange, Inc., respectively

"CSRC" The China Securities Regulatory Commission

"Final A Share Prospectus" the final prospectus of the Company in relation to the A Share Issue

"H Shares" the overseas listed foreign shares of the Company with a nominal value of RMB1.00 each and listed on the HKSE

"HKSE" The Stock Exchange of Hong Kong Limited

"Hong Kong" the Hong Kong Special Administrative Region of the PRC

"Listing Rules" the Rules Governing the Listing of Securities on HKSE

"PRC" the People's Republic of China

"PRC GAAP" the PRC Generally Accepted Accounting Principles

"RMB" Renminbi, the lawful currency of the PRC


By Order of the Board
Guo Xiangdong
Company Secretary

Shenzhen, the PRC
5 December 2006

As at the date of this announcement, the executive Directors are Mr. Wu Junguang, Mr. Yang Yiping and Mr. Yang Jinzhong; the non-executive Directors are Mr. Cao Jianguo, Mr. Wu Houhui and Mr. Wen Weiming; and the independent non-executive directors of the Company are Mr. Chang Loong Cheong, Ms. Deborah Kong and Mr. Wilton Chau Chi Wai.